Exhibit 1

August 15, 2024

Board of Directors of B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

Ladies and Gentlemen:

As you know, I am the co-founder and largest stockholder of B. Riley Financial, Inc. (“RILY” or the “Company”), owning approximately 24% of the Company’s outstanding common stock. I am also the chairman and co-chief executive officer of the Company and therefore care deeply about the long-term health and growth of the Company.

Since my wife and I and soon after close friend of almost 40 years Tom Kelleher established this firm in 1997 it has been a labor of love. Over this time, we have been incredibly fortunate to work alongside what I consider to be the best management team in the business. Together, we have delivered strong returns for shareholders. The Company went public at $5 per share through a merger with Great American Group in 2014, and since that time we have returned over $20 to shareholders, including through dividends and share buybacks. Over the last three years, our team has generated in excess of $1.1 billion of operating EBITDA.

Notwithstanding our history of strong execution and value creation, the current public company paradigm requires us to focus on short-term objectives and allocate unnecessary attention and time on constituencies who are not aligned with the owners of the business. As a result, while I am extremely confident in the Company’s ability to continue to successfully execute our strategy, I believe that the Company, its clients and customers, and employees would benefit greatly from private ownership of the Company. I am therefore submitting this letter to propose a “going private” transaction that would result in my acquisition of all of the outstanding shares of common stock that I do not presently own.

I want to make it clear that I plan on continuing to report financials to the SEC and our bonds and preferred’ s will continue to be publicly traded. It is possible that I will continue to list on a secondary exchange if there are shareholders that would like to participate in this transaction.

That said, I am proposing to acquire all of the shares of common stock of the Company that I do not presently own for a purchase price of $7 per share. This valuation represents a 40% premium over the current price.

I expect that a special committee consisting of independent members of the board of directors of the Company (the “Board”) will consider the proposed transaction and make a recommendation to the Board. I do not intend to proceed with the proposed transaction unless it is approved by the special committee. The transaction would also be subject to a non-waivable condition requiring approval of a majority of the shares of common stock of the Company not owned by me, senior management, or any of our respective affiliates.

Consummation of the proposed transaction would be contingent on the “majority of the minority” stockholder approval described above, receipt of required regulatory approvals, and other customary conditions to closing. I plan to finance the transaction with debt and, potentially, equity from third party capital providers with whom I have deep and long-standing relationships. The proposed transaction would not be subject to a financing condition.

Due to my obligations under the securities laws, I intend to file a Schedule 13D amendment, including a copy of this letter, with the Securities and Exchange Commission, prior to the open of trading tomorrow.

I look forward to discussing this proposal with you at your convenience and working with you to complete the transaction expeditiously.

*****

This letter does not constitute a contract, commitment, undertaking or other binding obligation or limitation on the part of any person in any respect. In addition, this letter does not constitute an offer or proposal capable of acceptance and may be withdrawn at any time and in any manner. Any obligation with respect to the proposed transaction will be only as set forth in a definitive written agreement executed by me or my affiliates.

Sincerely,

Bryant Riley